Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Champion Enterprises, Inc. for the registration of common stock, preferred stock, depository shares, debt securities, guarantees of debt securities, warrants, subscription rights, purchase contracts and purchase units and to the incorporation by reference therein of our reports dated February 17, 2009, with respect to the consolidated financial statements and schedule of Champion Enterprises Inc., and the effectiveness of internal control over financial reporting of Champion Enterprises, Inc., included in its Annual Report (Form 10-K) for the year ended January 3, 2009, filed with the Securities and Exchange Commission.
/s/ ERNST & YOUNG LLP
Detroit, Michigan
June 26, 2009